[Letterhead of Olshan Grundman Frome Rosenzweig & Wolosky LLP]

December 31, 2009

VIA EDGAR AND FEDERAL EXPRESS

Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549

Re:	CorMedix Inc.
Registration Statement on Form S-1 Filed November 25, 2009
File No. 333-163380

Dear Mr. Riedler:

On behalf of CorMedix Inc. (the “Company”), transmitted herewith is Amendment No. 1 (“Amendment No. 1”) to the above-referenced filing (the “Registration Statement”).  We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 22, 2009 (the “Staff Letter”) with regard to the above-referenced filing.  For your convenience, we have enclosed a courtesy package that includes five copies of Amendment No. 1, three of which have been marked to show changes from the initial Registration Statement.

We have reviewed the Staff Letter with the Company and the following are its responses to the Staff Letter.  For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below.  Unless specifically stated otherwise, the page numbers in the responses refer to pages of Amendment No. 1 and the defined terms used herein have the definitions given to them in Amendment No. 1.

We advise the Staff that the Company will request confidential treatment for portions of certain documents filed as exhibits to Amendment No. 1.  Therefore, such documents have been filed together with Amendment No. 1 absent such provisions for which the Company will seek confidential treatment.  The omitted portions of such documents will be filed separately with the Commission, along with a confidential treatment request letter.

The Staff is advised that in addition to our responses to the Staff Letter, we have amended the Registration Statement to, among other things:

December 31, 2009

•
reflect the Company’s submission of application materials with respect to listing the units being offered, as well as the Company’s common stock and warrants underlying such units, on NYSE Amex under the symbols ‘‘CRMD.U,’’ ‘‘CRMD’’ and ‘‘CRMD.W,’’ respectively;

•
add a risk factor on page 11, under the section titled “Risks Related to our Intellectual Property,” which discusses the rights of any of the Company’s licensors to terminate its license agreement with the Company if it materially breaches or defaults under such agreement;

•	reflect the Company’s intention to use proceeds from its offering for payment of certain pre-clinical development costs for CRMX004 and CRMX002;

•
make changes to sections describing the development of the Company’s products considered as medical devices for regulatory purposes in order to conform the Company’s terminology to the industry standard; and

•	reflect the appointment of Richard M. Cohen and Gary A. Gelbfish to the Company’s Board of Directors.

Registration Statement on Form S-1

General

1.
Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments.  As you are likely aware, you must file this amendment prior to circulating the prospectus.

The Company acknowledges that the Staff may have additional comments when the Company files a pre-effective amendment containing pricing-related information.  The Company will file this amendment prior to circulating the prospectus.

2.
Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists.  If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

The Company acknowledges the Staff’s comment and has made appropriate changes in accordance with the Staff’s comments.

3.
Please file as promptly as possible all exhibits required by the Exhibit Table provided in Item 601(a) of Regulation S-K.  We will review these documents once they are filed and may have additional comments concerning them.

December 31, 2009

The Company has filed the following additional exhibits with Amendment No. 1: (i) Exhibit 4.8 - Form of Stock Purchase Agreement for former stockholders of Picton Pharmaceuticals, Inc.; (ii) Exhibit 4.9 - Amended and Restated PBS Note dated September 30, 2000; (iii) Exhibit 4.10 - Amended and Restated Family Trust Note dated September 30, 2009; (iv) Exhibit 10.1 - Contribution Agreement, dated as of July 28, 2006, by and between Shiva Biomedical, LLC, Picton Pharmaceuticals, Inc., Picton Holding Company, Inc., and the stockholders of Picton Pharmaceuticals, Inc.; (v) Exhibit 10.2 - Amendment to Contribution Agreement, dated as of October 6, 2009, by and between Shiva Biomedical, LLC and CorMedix, Inc.; (vi) Exhibit 10.5 - License and Assignment Agreement, dated as of January 30, 2008, between the Company and ND Partners LLC; (vii) Exhibit 10.7 - Exclusive License and Consulting Agreement, dated as of January 30, 2008, between the Company and Hans-Dietrich Polaschegg; (viii) Exhibit 10.13 - Supply Agreement, dated as of December 7, 2009, between the Company and Navinta, LLC; and (ix) Exhibit 10.14 - Manufacture and Development Agreement, dated as of March 5, 2007, by and between the Company and Emcure Pharmaceuticals USA, Inc.

As discussed in the introduction to our responses, the Company will request confidential treatment for portions of documents (iv) through (ix) listed above.  Therefore, such documents have been filed together with Amendment No. 1 absent such provisions for which the Company will seek confidential treatment.  The omitted portions of such documents will be filed separately with the Commission, along with a confidential treatment request letter.

The Company undertakes to file as promptly as possible all remaining exhibits required by the Exhibit Table provided in Item 601(a) of Regulation S-K in a subsequent pre-effective amendment to the Registration Statement.  The Company acknowledges that the Staff will review these documents once they are filed and may have additional comments concerning them.

4.
Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.  Please note that we may have comments regarding this material.

The Company will provide the Staff with proofs of all graphic, visual or photographic information it will provide in the printed prospectus prior to circulating the prospectus.  The Company acknowledges that the Staff may have comments regarding this material.

Prospectus Summary

Platforms and Products, page 1

5.	Please revise the first bullet point to identify the party that licensed the liquid and gel formulations of Neutrolin to you.

The Company has revised the disclosure on page 1 to identify the parties that licensed the liquid and gel formulations of Neutrolin® to the Company.

6.	Please revise the last bullet point to identify the other party to your development agreement for CRMX002 and explain how it will support CRMX001.

The Company has revised the disclosure on page 1 to identify the other party to the development agreement for CRMX002 and to explain how CRMX002 will support CRMX001.

December 31, 2009

7.
We note your statement that you published proof-of-concept studies for the slowing progression of chronic kidney disease with CRMX001.  Please explain why you will be performing a small biomarker proof of concept study.  Is this study intended to demonstrate something different than the published proof of concept study?  Additionally, please revise the discussion in the “Business” section to describe the published proof of concept study.

The Company has revised the disclosure on page 1 to clarify that CRMX001 has the following two indications (i) the prevention of contrast-induced nephropathy, or CIN, which is a common and potentially serious kidney complication arising from the use of iodinated contrast media used in X-ray procedures to identify the status of blood vessels in different parts of the body, and (ii) the treatment of chronic kidney disease, or CKD.  The Company has further revised the disclosure on page 1 to clarify that the small biomarker proof of concept study the Company intends to start for CRMX001 is for the CIN indication, whereas the published early proof of concept studies were for the CKD indication.

The Company also has revised the disclosure on pages 28 and 38, and elsewhere in Amendment No. 1, to clarify the points discussed above.

8.	Please revise your statement that you are “poised to enter pivotal studies” to clarify that you need an Investigational Device Exemption before you can begin CRMX003 studies.

The Company has revised the disclosure on page 2 to clarify that approval of an Investigational Device Exemption is required before the Company can commence a pivotal study of CRMX003.

Risks Associated with Our Business, page 2

9.	Please quantify your losses for each of the last three years and in total, and your accumulated deficit.

The Company has revised the disclosure on page 2 to include information as to the Company’s losses for each of the last three years and in total, and its accumulated deficit.

Risk Factors

General

10.	Please delete the statement concerning additional risks or uncertainties that may be unknown to you. It is not appropriate to reference unknown risks or uncertainties in this discussion.

The Company has revised the disclosure on page 6 to delete the statement concerning additional risks or uncertainties that are unknown to the Company.

December 31, 2009

“We have a limited operating history and a history of escalating operating losses…,” page 6

11.	Please quantify your losses for each of the last three years.

The Company has revised the disclosure on page 6 to include information to quantify the Company’s losses for each of the last three years.

“Our product candidates are still in development.” page 7

12.	Please include information about the current development stage of each of your product candidates in this risk factor.

The Company has revised the disclosure on page 7 to include information as to the current development stage of each of the Company’s product candidates.

“In certain cases, we may rely on a single supplier for a particular manufacturing material...,” page 10

13.
To the extent that you are dependent on any sole source suppliers, please identify them and indicate which product candidates require materials from these suppliers.  If you have agreements with any of these suppliers, please file them as exhibits or provide us with an analysis supporting your determination that you are not required to file them.

The Company advises the Staff on a supplemental basis that the Company is confident that there exist a sufficient number of potential sources for the drug substances required to produce its products, as well as third-party manufacturers, and that the Company will be able to find alternate suppliers and third-party manufacturers in the event that its relationship with any supplier or third-party manufacturer deteriorates.  Therefore, the Company does not consider itself to be dependent on any sole source supplier, and accordingly has revised the disclosure on page 10 to delete the risk factor concerning sole source suppliers.

 “If we lose key management or scientific personnel…,” page 11

14.
Please identify the members of management and scientific staff that you are highly dependent on.  Additionally if you have experienced difficulty hiring or retaining employees, please describe the difficulties you have experienced.

The Company has revised the disclosure on page 11 to identify the members of Company management and scientific staff on which the Company is highly dependent.

The Company advises the Staff that the Company has not experienced difficulty in hiring or retaining employees, and therefore did not consider it necessary to update its disclosure on page 11 to reflect any such difficulties.

December 31, 2009

“If we and our licensors do not obtain protection…,” page 12

15.	Please include additional information in this risk factor about which of your patents you consider most material to your business, and therefore most subject to the risk described in this discussion.

The Company has revised the disclosure on page 11 to identify the patents most material to its business, and therefore most subject to the risk described.

“There are certain interlocking relationships among us and certain affiliates of Paramount BioCapital, Inc….,” page 15

16.
Please describe Paramount BioCapital’s and Paramount Biosciences’ businesses.  If either is in the business of investing and is invested in any of your competitors, licensees, or potential collaborators, please disclose this information here.

The Company has revised the disclosure on page 15 to describe the businesses of Paramount BioCapital, Inc. and Paramount BioSciences, LLC (“PBS”).

The Company advises the Staff that while PBS is in the business of investing in biotechnology and life-sciences companies, to the Company’s knowledge, PBS is not invested in any of the Company’s competitors, licensees or potential collaborators.  The Company has included disclosure to this effect on page 15.

“Provisions in our corporate charter…,” page 16

17.	Please identify the provisions that may discourage, delay, or prevent a merger, acquisition, or other change in control.

The Company has not yet adopted an amended and restated certificate of incorporation and amended and restated by-laws to become effective upon the completion of the offering.  As a result, the Company has revised the disclosure on page 16 to identify the expected provisions of its amended and restated certificate of incorporation and amended and restated by-laws that will become effective upon the completion of the offering that may discourage, delay or prevent a merger, acquisition or other change in control.  If the actual amended and restated certificate of incorporation and amended and restated by-laws adopted by the Company contain other provisions that may discourage, delay or prevent a merger, acquisition or other change in control, the Company will update the related disclosure to reflect such provisions.

“A significant number of shares of our common stock will become eligible for sale...,” page 17

18.	Please revise the third paragraph to disclose the weighted exercise price of the outstanding warrants.

The Company has revised the disclosure on page 18 to include the weighted average exercise prices of the warrants and options to purchase common stock described.

December 31, 2009

Dilution, page 24

19.	Please revise your disclosure to quantify the number of shares held in escrow.

The Company has revised the disclosure on page 26 to quantify the number of shares held in escrow.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Uncertainties Related to Future Milestone Payments, page 34

20.
Please revise the description of the Shiva Contribution Agreement to disclose the amount of the equity investment, all amounts paid to date, including the initial fee and any milestone payments made to date, aggregate potential milestone payments, and the rate of royalty payments to be made, or a reasonable range of payments, e.g. “teens,” “twenties.”  Similarly, revise the descriptions of your agreements with ND Partners and Dr. Polaschegg.

As discussed in the introduction to our responses, the Company supplementally advises the Staff that it will seek confidential treatment in a separate letter with respect to portions of the Shiva Contribution Agreement, the NDP License Agreement, and the Polaschegg License Agreement (collectively, the “License Agreements”).  The License Agreements have been filed together with Amendment No. 1, absent such provisions for which the Company will seek confidential treatment.

Therefore, the Company has revised the disclosure on pages 35 and 36 regarding the License Agreements in accordance with the Staff’s comment, to the extent that the Staff’s comment requested information for which the Company will not seek confidential treatment.

21.	Quantify the number of shares in escrow for payment to ND Partners upon the achievement of milestone.

The Company has revised the disclosure on page 36 to quantify the number of shares held in escrow for payment to ND Partners upon achievement of regulatory and sales-based milestones.

22.
Quantify the minimum annual royalty payments you must make to Dr. Polaschegg and clarify whether these payments are currently being made or if they become payable when a product dependent on the Polaschegg Technology is approved for sale.

As discussed in the introduction to our responses, the Company supplementally advises the Staff that it will seek confidential treatment in a separate letter with respect to portions of the Polaschegg License Agreement.  The Polaschegg License Agreement has been filed together with Amendment No. 1, absent such provisions for which the Company will seek confidential treatment.

December 31, 2009

Therefore, the Company has revised the disclosure on page 36 in order to provide the aggregate amount of licensing and minimum royalty payments made to date under the Polaschegg License Agreement, but has not provided additional information regarding the minimum royalty payments, as the Company will seek confidential treatment with respect to such provisions.

23.	Please disclose the term and termination provisions for the Shiva, ND Partners and Polaschegg agreements.

The Company has revised the disclosure on pages 35 and 36 to provide descriptions of the term and termination provisions for the License Agreements.

Business

General

24.	Please revise this section to eliminate the use of jargon. We note the following examples:

•	“Thixotropic gel”
•	“Pilot/vanguard study”
•	“Kaplan-Meier method”
•	“Nephropathy”
•	“Hemodialysis”
•	“Chelation”
•	“eGFR”
•	“Neutropenia agranulocytosis”
•	“Biomarker proof of concept study”

To the extent that you are not able to eliminate the use of jargon, please revise your discussion to clarify the meaning of such terms.  Please note that this list is provided for illustrative purposes and should not be considered exhaustive.

The Company has revised the disclosure regarding its product candidates throughout Amendment No. 1 to eliminate the use of jargon to the extent possible, and to the extent the Company could not eliminate the use of jargon, to clarify the meaning of such terms.

Platforms and Products, page 37

25.
On page 38, you state that you “anticipate starting pre-clinical assay development following the completion of this offering.”  This statement appears to conflict with you statement on page 21, “we may need to raise additional funds following the completion of this offering to ... further develop CRMX002, CRMX004 or any other new product candidates.”  Please revise to clarify.

The Company supplementally advises the Staff that it intends to use proceeds from its offering for payment of certain pre-clinical development costs for CRMX004 and CRMX002.  Accordingly, the Company has revised the disclosure on pages 39 and 40, and elsewhere in Amendment No. 1, to reflect the Company’s plans with respect to the development of CRMX004 and CRMX002 following the completion of the offering.

December 31, 2009

CRMX003 (CorMedix Neutrolin) and CRMX004, page 39

26.
We note your statement on page 42 that you are now the sponsor of the Biolink Neutrolin Investigational Device Exemption.  Please confirm whether you have informed the FDA that this Investigational Device Exemption has a new sponsor.

The Company hereby confirms that it has appropriately informed the FDA that the abovementioned Investigational Device Exemption is now sponsored by the Company.

Pivotal Clinical Trial Design, page 43

27.	Please explain the meaning of “KDOQI.”

In response to the Staff’s comment 24 in the Staff Letter, the Company has revised the disclosure regarding its product candidates throughout Amendment No. 1 to eliminate the use of jargon to the extent possible.  Accordingly, the Company has revised the disclosure on page 44 to remove the term “KDOQI” and replace it with a reference to current dialysis clinical practice guidelines.

28.	In the second paragraph, on page 43 you state “Each will be powered at 90%, such that the aggregate endpoint will have 80% power (0.9*09).” Please explain what this means.

In response to the Staff’s comment 24 in the Staff Letter, the Company has revised the disclosure regarding its product candidates throughout Amendment No. 1 to eliminate the use of jargon to the extent possible.  Accordingly, the Company has revised the disclosure on page 44 to remove the abovementioned statement, as it is not material to an understanding of the pivotal clinical trial.

29.	Please revise your disclosure to explain the meaning of the symbol α in this discussion and on the comparable one on page 48.

In response to the Staff’s comment 24 in the Staff Letter, the Company has revised the disclosure regarding its product candidates throughout Amendment No. 1 to eliminate the use of jargon to the extent possible.  Accordingly, the Company has revised the disclosure on page 44 to remove the symbol α and the surrounding text and replace it with a reference to conservative standard statistical sample size calculations.

Product Commercialization, page 44

30.
We note your statement that you expect to launch CorMedix Neutrolin in late 2012.  It is not appropriate to assume FDA approval.  Please revise this discussion to clarify that this Statement assumes FDA approval and clarify when you would need to obtain FDA approval in order to meet this expected launch date.  Additionally, clarify that you might not obtain FDA approval within this timeframe, or at all.

December 31, 2009

The Company has revised the disclosure on page 46 to clarify that it would expect to launch CorMedix Neutrolin® before the end of 2012 if the Company obtains FDA Premarket Approval by the third quarter of 2012, and that such approval is not assured on that timeline or at all.

31.	Please clarify the current stage of development for CRMX004.

The Company has revised the disclosure on page 45 to clarify the current development stage for CRMX004.

Life Cycle Management, page 50

32.
Please clarify your statement that you anticipate seven (7) years of exclusivity is dependent on being the first to obtain FDA approval.  Additionally, clarify that you might not receive FDA approval or may not be the first to receive FDA approval for this indication.

The Company has revised the disclosure on page 52 to clarify how the Company anticipates it will obtain exclusivity with respect to CRMX001 for the CIN indication, and that the Company might not receive FDA approval or may not be the first to receive FDA approval for this indication.

Manufacturing, page 51

33.	Please identify all sole source providers.

The Company has revised the disclosure on page 54 to clarify that it is confident that there exist a sufficient number of potential sources for the drug substances required to produce its products, as well as third-party manufacturers, that the Company will be able to find alternate suppliers and third-party manufacturers in the event that its relationship with any supplier or third-party manufacturer deteriorates.  Therefore, the Company does not believe it has any sole source providers.

34.
Please clarify whether or not you have active agreements with, the companies that supply you with the active ingredient and the finished product with respect to CRMX001.  If you have any such agreements, identify the companies, disclose the material terms of the agreements in your registration statement and file them as exhibits.

The Company has revised the disclosure on pages 53 and 54 to clarify that it has certain active agreements with its suppliers and manufacturers, and to disclose the material terms of its active agreements with suppliers and manufacturers, except for those provisions of such agreements with respect to which the Company will seek confidential treatment, as discussed below.

December 31, 2009

The Company has filed the following agreements together with Amendment No. 1: (i) Exhibit 10.13 - Supply Agreement, dated as of December 7, 2009, between the Company and Navinta, LLC; and (ii) Exhibit 10.14 - Manufacture and Development Agreement, dated as of March 5, 2007, by and between the Company and Emcure Pharmaceuticals USA, Inc.  As discussed in the introduction to our responses, the Company supplementally advises the Staff that it will seek confidential treatment in a separate letter with respect to portions of the documents listed above.  Such agreements have been filed together with Amendment No. 1, absent such provisions for which the Company will seek confidential treatment.

Government Regulation, page 53

35.
Please revise this discussion to include a description of the processes by which you obtain FDA approval for medical device and a device/drug combination product or explain how these processes differ from the process of obtaining FDA approval for drugs.

The Company has revised the disclosure on pages 56 and 60 to 63 to differentiate between government regulations applicable to drugs and government regulations applicable to medical devices, and to add a separate subsection describing government regulation applicable to medical devices.

36.
We note that the approval process includes preclinical trials, and phase III clinical trials.  Additionally, we note that you have stated that you are planning your phase III and pivotal studies for CRMX003 and CRMX001.  Please explain whether you have conducted preclinical and Phase I and II studies.  If you did not, please explain why this was not necessary.

The Company advises the Staff that while it has not conducted pre-clinical trials or pilot studies with respect to CRMX003, others, including Biolink, have conducted these trials and studies, as disclosed on pages 41 to 43.  Based on these studies and the substantial European experience with the product, the Company intends to submit an Investigational New Drug application (“IND”) to the FDA requesting approval of a pivotal clinical trial without the requirement for any prior pilot studies, as disclosed on page 44.  Similarly, the Company advises the Staff that it has not conducted pre-clinical or phase I studies with respect to CRMX001 given the extensive pre-clinical and clinical studies performed worldwide in deferiprone.  As disclosed on page 39, the Company has an approved IND from the FDA and, as disclosed on page 49, the FDA has agreed that no additional pre-clinical or phase I studies would be required to support marketing approval.  The Company further advises the Staff that the biomarker proof of concept study, which the Company intends to perform prior to commencing the phase III clinical trial for CRMX001, is a phase II study and the Company has revised the disclosure throughout Amendment No. 1 to clarify this point.

License Agreements and Intellectual Property, page 58

37.	In this section, please disclose the jurisdiction, patent numbers and the duration of all outstanding patents you have licensed, pursuant to Item 101(h)(4)(vii) of Regulation S-K.

December 31, 2009

The Company has revised the disclosure on page 63 to disclose the jurisdiction, patent numbers and the duration of all outstanding patents the Company has licensed.

Management, page 61

38.	In this discussion, please state that your treasurer is currently acting in the capacity of your principal financial officer.

The Company has revised the disclosure on page 66 to identify the persons currently acting in the capacity of the Company’s principal executive officer and principal financial officer.

Executive Compensation, page 65

39.
Your disclosure concerning the employment agreements and arrangements of John Houghton, Mark Houser and Bruce Cooper does not state the grounds on which any of them would qualify for the annual milestone bonus payments referenced in this discussion, or a portion thereof.  Please revise your disclosure to include this information.

The Company has revised the disclosure on pages 70 and 71 to clarify how the milestones for Mr. Houghton and Dr. Houser’s annual milestone payments are established, and how Dr. Cooper’s annual milestone payments were established, pursuant to their respective employment agreements.

The Company also has revised the disclosure on page 71 to state that Dr. Cooper is not eligible to receive any bonus payments going forward.

40.
Please revise your disclosure concerning the 2006 Stock Incentive Plan to specify how the grants of 185,000 stock options were authorized, as your disclosure suggests that your Compensation Committee is not yet empowered to make such grants.  Further, as grants under this Plan are designed to compensate your executive officers based on their performance, please indicate what performance-based criteria has been established or that you anticipate will be established in the future.

The Company advises the Staff that pursuant to Section 2.1 of the 2006 Stock Incentive Plan, which was filed with the Registration Statement as Exhibit 10.8, in the absence of a compensation committee, the 2006 Stock Incentive Plan is to be administered by the Company’s Board of Directors.  The Company has revised the disclosure on page 73 to reflect the role of the Board of Directors in administering the 2006 Stock Incentive Plan until the date of the formation of a compensation committee.

The Company has revised the disclosure on page 73 to include a statement to the effect that there is no formal set of performance-based criteria established in connection with the 2006 Stock Incentive Plan.  The performance-based awards granted under the 2006 Stock Incentive Plan to date have been based on criteria established by the Board of Directors on an individual basis.

December 31, 2009

41.
On page 68, you note that awards under the 2006 Stock Incentive Plan are limited to shares, and options to purchase shares, of common stock, but you later state that one potential award under this Plan is a “performance share,” which may be paid in the form of either shares of common stock or cash.  Please revise your disclosure to clarify this discrepancy.

The Company has revised the disclosure on page 73 to reflect that awards under the 2006 Stock Incentive Plan may be granted in any one or a combination of the following forms: stock options; stock awards; restricted stock; and performance shares.

Principal Stockholders, page 77

42.	Please revise your footnote disclosure concerning ND Partners LLC’s approximate 12% beneficial ownership stake to disclose the person or persons who may be deemed to beneficially own these shares.

The Company has revised the disclosure on page 80 to identify the person who may be deemed to beneficially own the shares held by ND Partners LLC.

Part II

Item 15, Recent Sales of Unregistered Securities

43.	Please revise to identify the individual or entities that purchased the securities in each transaction identified.

The Company supplemented its disclosure on page II-3 to identify the individuals and entities to whom the securities were sold by class, in accordance with Regulation S-K, Item 701(b).  The Company respectfully submits that the disclosure contained in Part II, Item 15 of Amendment No. 1 complies with the requirements of Part II, Item 15 of Form S-1.

Financial Statements

44.
If the conversion of your convertible outstanding securities will occur subsequent to the latest balance sheet date or upon consummation of this offering and the conversion will result in a material reduction of earnings applicable to common shareholders (excluding effects of the offering), please present pro forma earnings per share on the face of the income statement for the latest year and interim period.  Also, provide a pro forma presentation on the balance sheet for the conversion and include footnote disclosure to explain the pro forma information.

The Company advises the Staff that the conversion of its convertible outstanding securities will occur upon consummation of the offering and will result in a material increase in loss applicable to common shareholders (excluding effects of the offering).  Accordingly, the Company has revised its financial statements to present pro forma loss per share on the face of its statement of operations for the latest year and interim period as well as a pro forma presentation on the Company’s balance sheet as of the end of the latest interim period for the conversion and included appropriate footnote disclosure to explain the pro forma information presented.  The Company advises the Staff that certain of the data for the pro forma information presented will not be available until the pricing of the offering and the Company will include such data in the final prospectus filed pursuant to Rule 424(b).  See pages F-2, F-3, F-10, F-14 and F-27.

December 31, 2009

Statement of Operations, pages F-3 and F-13

45.	Please explain how you computed the 5,147,700 weighted average common shares outstanding for the year ended December 31, 2008 and the nine months ended September 30, 2009.

The Company advises the Staff that it computed the 5,147,700 weighted average common shares outstanding for the nine months ended September 30, 2009, by adding all of the Class A common stock (5,079,077 shares) and Non-Voting Class A common stock (193,936 shares) outstanding for such period (no shares were issued during such period) and subtracting 125,313 shares of Class A common stock which had been issued and placed into escrow pending achievement of certain regulatory and sales-based milestones pursuant to the NDP License Agreement.  The Company advises the Staff that the Company and its auditors determined that there was an error in the computation of the weighted average common shares outstanding for the year ended December 31, 2008, and the Company has revised its statement of operations on page F-14 to reflect 5,120,326 as the correct number of shares for such period as well as appropriate adjustments to the basic and diluted net loss per common share for such period.  The Company advises the Staff that the 5,120,326 weighted average common shares outstanding for the year ended December 31, 2008 was computed on the same basis as the corresponding number for the nine months ended September 30, 2009, but gives effect to adjustments made for stock issuances during 2008 based on the dates of such issuances.

Notes to Financial Statements

Note 8, License Agreements, page F-23

46.
Please revise to describe the clinical milestones that will trigger release of the Series A common stock held in escrow for Shiva Biomedical LLC.  Quantify all payment amounts related to these milestones.  Describe and quantify the clinical and regulatory milestones that will trigger future payments to Shiva Biomedical and NDP Partners.  Ensure that your revised disclosure describes how these payments relate to the expected stages of the clinical trials and regulatory approval processes that will govern your drug development programs, particularly CRMX003 and CRMX001.

As discussed in the introduction to our responses, the Company supplementally advises the Staff that it will seek confidential treatment in a separate letter with respect to portions of the Shiva Contribution Agreement and the NDP License Agreement.  The provisions with respect to which the Company is requesting confidential treatment include the provisions of such agreements describing the clinical and regulatory milestones that will trigger future cash payments to Shiva Biomedical and ND Partners, as well as the milestone payment amounts.  The Shiva Contribution Agreement and the NDP License Agreement have been filed together with Amendment No. 1, absent such provisions for which the Company will seek confidential treatment.

December 31, 2009

Note 10, Subsequent Events, page F-25

47.	Please disclose and quantify any beneficial conversion feature that will be recorded with regard to the issuance of the Third Notes.

The Company has revised the footnote disclosure on pages F-9 and F-26 to disclose and quantify the beneficial conversion feature that will be recorded with regard to the issuance of the Third Notes.

48.
Please revise to describe how you valued and plan to account for the warrants issued in connection with the Third Notes.  Ensure that the corresponding disclosure in the notes to your financial statements for the nine months ended September 30, 2009 includes these revisions.

The Company has revised the footnote disclosure on pages F-9 and F-26 to describe how the Company valued and plans to account for the warrants issued in connection with the Third Notes.

*     *     *     *     *

Please direct your questions or comments regarding the Company’s responses to the Staff Letter and Amendment No. 1 to the undersigned at (212) 451-2261.  Thank you for your assistance.

Sincerely,

/s/ Yehuda Markovits

Yehuda Markovits

Enclosures

cc:

John Houghton, CorMedix Inc.
Mitchell Nussbaum, Loeb & Loeb LLP
Angela Dowd, Loeb & Loeb LLP
Mark Spelker, J.H. Cohn LLP